                                                                    EXHIBIT 12.1

                        BIOGEN IDEC INC AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
                          (IN THOUSANDS, EXCEPT RATIOS)

                                                                                    Years Ended December 31,
                                                                              ------------------------------------
                                                                                2003          2002          2001
                                                                                ----          ----          ----
Income (loss) before income tax provision (benefit)                           (880,624)      231,522      161,604
Fixed charges:
     Interest expense and amortization of original issue discount on all
     indebtedness                                                               15,105        16,073        7,304
     Interest included in rent expense                                           1,943         1,541        1,120
Total fixed charges                                                             17,048        17,614        8,424
Income (loss) before income tax provision (benefit) and fixed charges         (863,576)      249,136      170,028
Ratio of earnings to fixed charges                                                  --         14.14        20.18



(1) The ratio of earnings to fixed charges was computed by dividing earnings (loss) before income taxes and fixed charges by fixed charges for the periods indicated. Fixed charges include (i) interest expense and amortization of original issue discount on all indebtedness and
         (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.